EXHIBIT 99.3 - TRUSTEE COMPENSATION REPORT



                              [LOGO] JPMorgan


June 30, 2005


        Hartford Life Global Funding Trusts - Trustee Compensation Report



During the period concluded on June 15, 2005, the total amount of fees received by the Indenture Trustee was as follows:


         1. Paid by Hartford Life Insurance Company under its expense and indemnity agreement with respect to all trusts under the Hartford Life Global Funding program.

         i)     A one-time initial acceptance fee of $4,000.

         ii)    An annual administration fee of $4,000.

         iii)   A one-time shelf acceptance fee of $1,000.

         2. No compensation, fees or other payments were received from any trust.


JPMORGAN CHASE BANK, N.A.
Worldwide Securities Services
4 New York Plaza, 15th Floor
New York, NY 10004

/s/ Albert P. Mari, Jr.

Name:  Albert P. Mari, Jr.
Title: Vice President


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JPMORGAN CHASE BANK o Institutional Trust Services o 4 New York Plaza, Floor 15, New York, NY 10004
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